UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30232 / October 15, 2012

_____

In the Matter of

NEUBERGER BERMAN ALTERNATIVE
FUNDS
NEUBERGER BERMAN MANAGEMENT LLC
605 Third Avenue, 2nd Floor
New York, New York 10158-0180

NB ALTERNATIVE INVESTMENT
MANAGEMENT LLC
605 Third Avenue, 22nd Floor
New York, New York 10158-0180

(File No. 812-13988-01)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Neuberger Berman Alternative Funds, Neuberger Berman Management LLC, and NB
Alternative Investment Management LLC filed an application on December 8, 2011, and an
amendment to the application on January 19, 2012, April 9, 2012, August 16, 2012, and
October 3, 2012, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as
well as from certain disclosure requirements. The order permits applicants to enter into and
materially amend subadvisory agreements without shareholder approval and also grants relief
from certain disclosure requirements.

On September 18, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30206). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Neuberger Berman Alternative Funds, Neuberger Berman Management LLC, and NB Alternative Investment Management LLC (File No. 812-13988-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary